UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower, 23rd Floor,

Tel Aviv, 6701101, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 29, 2016, Kitov Pharmaceuticals Holdings Ltd. (“Kitov” or the “Company” or the “Registrant”) announced the pricing of a best-efforts registered direct follow-on public offering of 2,378,823 Class A units, with each Class A unit consisting of one American Depositary Share, (“ADS”), and a warrant to purchase one ADS (“Listed Warrant”), as well as 1,150,589 Class B units, with each Class B unit consisting of a non-listed, pre-funded warrant to purchase one ADS (“Pre-Funded Warrant”), and a Listed Warrant.

Each ADS represents 20 ordinary shares of the Company.  Each Class A unit will be sold at a negotiated price of $3.40 per unit, including the ADS issuance fee of $0.01 per ADS, and each Class B unit will be sold at a negotiated price of $3.40 per unit, including the Pre-Funded Warrant exercise price of $0.01 per full ADS and the ADS issuance fee of $0.01 per ADS.  The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price and the ADS issuance fee, and will expire ten years from the date of issuance. The Listed Warrants will have a per ADS exercise price of $3.78 per full ADS (as adjusted upon the consummation of this follow-on public offering in accordance with the terms of the Listed Warrants), are exercisable immediately, and expire November 25, 2020.

Gross proceeds to Kitov from this offering are expected to be approximately $12,000,000 prior to deducting placement agent fees and other estimated offering expenses.

The closing of the offering is expected to occur on or about July 5, 2016, subject to satisfaction of customary closing conditions set forth in the Purchase Agreements. The Purchase Agreements also contain representations, warranties, indemnification and other provisions customary for transactions of this nature.

On June 27, 2016, Kitov filed as Exhibit 1.1 to its Form F-1/A (file No. 333-211477) a Form of Securities Purchase Agreement (the “Purchase Agreement”) to be entered into with investors providing for the issuance of securities in the offering, and on June 28, 2016, Kitov filed as Exhibits 1.4 and 4.4 to the F-1/A an amendment to a Letter Agreement with H.C. Wainwright & Co., LLC (the “H.C. Wainwright Amendment”) pursuant to which H.C. Wainwright & Co. will serve as the exclusive agent in the offering, and an amendment to the Warrant Agent Agreement with the Bank of New York Mellon (the “BNYM Amendment”), respectively. The Purchase Agreement, the H.C. Wainwright Amendment and the BNYM Amendment are being refiled herein to reflect certain changes made thereto.

This notification on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Warning Concerning Forward Looking Statements

This Report on Form 6-K contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, the risk that drug development involves a lengthy and expensive process with uncertain outcome; the Company's ability to successfully develop and commercialize its pharmaceutical product; the length, progress and results of any clinical trials; the introduction of competing products; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals to commercialize the Company's products; the lack of sufficient funding to finance the clinical trials; the difficulty of predicting actions of the USA FDA; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; or changes in the global pharmaceutical industry.  Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd.'s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, http://www.sec.gov.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the Registration Statement on Form S-8 filed by the registrant under the Securities Act of 1933 on May 20, 2016.

Attached hereto and incorporated by reference herein are the following exhibits:

Exhibit 1.1: Form of Securities Purchase Agreement.

Exhibit 1.2: Amendment to the Letter Agreement with H.C. Wainwright & Co., LLC dated June 29, 2016.

Exhibit 4.1: Form of Letter Amendment to Warrant Agent Agreement.

Exhibit 99.1: Press release issued by the Registrant entitled “Kitov Pharmaceuticals Announces Pricing of $12 Million Follow-On Public Offering in the U.S.A.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

Date: June 29, 2016	By: /s/Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary